UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Reva, Inc.

(Name of Issuer)

Common Stock $0.01 par value

(Title of Class of Securities)

76132R101

(CUSIP Number)

J. Mark Ariail
3001 Knox Street, Suite 403
Dallas Texas 75205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76132R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MAC Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.23%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 par value per share (“Common Stock”) of Reva, Inc. (the “Issuer”).  The principal executive offices of the Issuer are presently located at 3001 Knox Street , Suite 401, Dallas, Texas 75205.

Item 2.	Identity and Background

This statement is filed by MAC Partners LP (“MAC”), a Texas Limited Partnership. The principal business of MAC is merchant banking. The address of its principal office is 3001 Knox Street, Suite 407, Dallas, Texas 75205.

During the last five years, MAC has not been convicted in a criminal proceeding.

During the last five years, MAC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The general partner of MAC is MAC General Partner, LLC. a Texas limited liability company. MAC General Partner, LLC owns 1% of MAC Partners LP. The principal business of MAC General Partner, LLC is the ownership and holding of investment securities. The address of its principal office is 3001 Knox Street, Suite 407, Dallas, Texas 75205.

During the last five years, MAC General Partner, LLC has not been convicted in a criminal proceeding.

During the last five years, MAC General Partner, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MAC General Partner, LLC is 100% owned by J. Mark Ariail. The address of his principal office is 3001 Knox Street, Suite 407, Dallas, Texas 75205.
During the last five years, J. Mark Ariail has not been convicted in a criminal proceeding.

During the last five years, J. Mark Ariail has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of July 19, 2004, the date of the event requiring the filing of this statement, 4,500,000 shares of common stock were acquired from the Issuer in consideration of the execution of a service agreement between MAC and the Issuer.

Item 4.	Purpose of Transaction
All securities of the Issuer owned by MAC were acquired for investment purposes only.
All securities of the Issuer owned by MAC General Partner LLC have been acquired by MAC General Partner LLC for investment purposes only.
Not applicable for J. Mark Ariail.

Item 5.	Interest in Securities of the Issuer
(a)

As of July 19, 2004, the date of the event requiring the filing of this statement, MAC owned 4,500,000 shares of common stock of the Issuer, representing approximately 5.23% of the issued and outstanding shares of common stock of the Issuer.

(b) MAC has sole power to vote 4,500,000 of the shares of common stock of the Issuer. MAC has sole power to dispose of 4,500,000 of the shares of common stock of the Issuer.
(c) During the sixty days prior to July 19, 2004, the date of the event requiring the filing of this statement, MAC acquired no shares of common stock of the Issuer in open market transactions.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	August 31, 2004

Signature	/s/ J. Mark Ariail

Name/Title	Printed Name: J. Mark Ariail
Title: President, MAC Partners LP